SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 30, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF):	Corporate Taxpayer’s ID (CNPJ/MF):
76,535,764/0001-43	02,570,688/0001-70
Corporate Registry: 53 3 0000622-9	Corporate Registry: 53 3 0000581- 8

NOTICE TO THE MARKET

BRASIL TELECOM S.A. and BRASIL TELECOM PARTICIPAÇÕES S.A. hereby inform the market that, continuing with their strategy of reaching clients’ loyalty by means of the offer of segmented bundles, today the 3G network is being launched, with the 3GMais no Celular (“3GPlus Mobile”) product. 3G allows a better quality in voice calls, in addition to services such as Video Call (calls made with image and sound) and access to high speed Internet. It is more voice, more SMS and more data.

For the launch of 3GMais, Brasil Telecom created 5 special offers, which combine 4 products to encourage the acquisition and migration of clients, in addition to discounts in 3G handsets. These offers are suitable for several client profiles and are composed of: Conta Light Plan + Data Package + SMS Package + Video Call, and offer a large discount in the monthly value of the services. Among the offers, a flat fee package (“Maximum Package”/”Pacote Máximo”) is being launched, which offers Unlimited Video Call + Broadband Internet in the Mobile with 1GB + 1,000 SMS + 5,000 minutes of calls + free handset for R$199.90/month. To view the regulation and learn more about 3GMais no Celular, access: www.brasiltelecom.com.br.

Brasília, April 30, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.